Second Quarter 2023 Presentation IDEX Biometrics August 10, 2023

Disclaimer This presentation includes forward-looking information and statements that are subject to risks and uncertainties that could cause actual results to differ. Such forward-looking information and statements are based on current expectations, estimates and projections about global economic conditions, the economic conditions of the regions and industries that are major markets for IDEX Biometrics ASA (IDEX) and its subsidiaries. These expectations, estimates and projections are generally identifiable by statements containing words such as "expects", "believes", "estimates" or similar expressions denoting uncertainty. Important factors that could cause actual results to differ materially from those expectations include, among others, economic and market conditions in the geographic areas and industries that are or will be markets we target, market acceptance of new products and services, changes in governmental regulations, interest rates, fluctuations in currency exchange rates, and such other factors as may be discussed from time to time. Although IDEX believes its expectations and the information set forth in this presentation were based upon reasonable assumptions at the time when they were made, it can give no assurance that those expectations will be achieved or that the actual results will be as described in this presentation. IDEX is not making any representation or warranty, expressed or implied, as to the accuracy, reliability, or completeness of the information in this presentation, and neither IDEX nor any of its directors, officers, or employees will have any liability to you or any other persons resulting from your use of the information in this presentation. IDEX undertakes no obligation to publicly update or revise any forward-looking information or statements in this presentation. Copyright © 2023 IDEX Biometrics ASA. All Rights Reserved. |

Quarterly highlights



Payments

- 18 banks now in motion with IDEX Biometrics
- New market entry with bank in Azerbaijan
- 1mn USD order from European card manufacturer for banks in Bangladesh, India, and Eastern Europe
- IDEX Pay successfully passed Mastercard certification testing

Acceleration in APAC and Eastern Europe for IDEX Complete Payment Solution



Digital Authentication

- AuthenTrend, Taiwan
- MCS Microelectronics, Malaysia
- PONE Biometrics, Europe
- FIDO Alliance associate membership
- Sentry launches biometric cold storage crypto wallet Sentinel

Continued commercial advancement access and crypto



Card Manufacturers and Resellers

- Goldpac, Hong Kong
- Beautiful Card Corporation, Taiwan
- Thames Card, Europe
- SELP, Europe
- Major card manufacturer, Middle East

Card manufacturers and resellers chose to go to market with IDEX

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Copyright © 2023 IDEX Biometrics ASA. All Rights Reserved.

IDEX

Financial Summary 01

Financial summary second quarter and first half 2023

Record revenue in a quarter

- Revenues increased 32% year over year, and 18% compared to last quarter
- This revenue growth reflects shipment to two largest manufacturing partners for payment cards

Margins at 22%

- Gross margin in the second quarter was 22% compared to 26% in the first quarter of 2023
- Gross margin was impacted by inventory adjustments recorded in the quarter. Absent these adjustments, gross margin would have been similar to the prior quarter

Operating expenses decreased

- Operating expenses, excluding the cost of materials, were $7.3 million in the second quarter, decreasing 9,5% year over year
- The company has taken actions to streamline operations reduce ongoing operating expenses by 30% compared to the first quarter of 2023

SUMMARY PROFIT & LOSS ($ 000)	Q2 2023	Q1 2023	Q4 2022	Q3 2022	Q2 2022
Product	1 463	1 242	1 051	844	1005
Services	-	-	16	84	103
Total Revenue	**$1 463**	**$1 242**	**$1 066**	**$928**	**$1 108**
Cost of Materials	1 145	913	715	819	1 034
Compensation & Benefits	3 968	4 408	4 378	5 081	4 776
Research & Development	853	933	230	1 033	958
Other Operating Expenses	2 462	2 055	2 367	1 783	2 314
Depreciation & Amortization	403	340	316	333	334
Total Operating Expenses	**8 832**	**8 648**	**8 005**	**9 049**	**9 416**
Loss From Operations	$(7,369)	$(7,407)	$(6,939)	$(8,121)	$(8,308)

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Commercial Update

4 7 Annual card production of these card manufacturers > 1.4 billion cards Copyright © 2023 IDEX Biometrics ASA. All Rights Reserved. | 7 Premium Financial Card Manufacturer Metal Card Manufacturer Million Cards Annual smart card production volume; Nilson Report 2022 and card manufacturer information 22 72 736 30 28 19 5 13 10 +4000 banks reached by IDEX Biometrics manufacturers  19 card manufacturers coming to market with IDEX Biometrics 120 30 Card Manufacturer MEA 30 121 187

Corporate Card Issuer, France Well established bank, Italy Digital Bank Challenger, Sweden Largest bank in UAE 2 pan-Nordic banks in total launching with IDEX 18 banks cardholders with these banks 50+ million payment cards in circulation across these markets 780+ million Digital Issuer and Processor, UK 18 banks launching biometric payment cards on IDEX Biometrics technology 4 issuers in Turkey 1 issuer Azerbaijan 3 major banks in Bangladesh 2 major banks in France Kuwait International Bank Note: Sella, manager.one, FAB, Rocker and banks in France are with IDEMIA, Nordic Banksm an KIB with Zwipe and banks in Turkey, Azerbaijan and Bangaldesh with IDEX Pay

9 partners launching digital authentication solutions based on IDEX technology

- **Cyber attack prevention**
- **Compliance driven demands**
- **User login convenience**

Identity and Access management is a

$50 -100 billion

market[1]

IDEX solutions

- Biometric multifactor authentication
- On card biometric storage and matching
- NFC powered system (no battery required)

e-Signus



TrustSec



Enqura

Enqura

Reltime



Global financial service provider



Sentry


SENTINEL
WALLET
SENTRY
ENTERPRISES

PONE



MCS

MCS
MiCroSystems Group

AuthenTrend


WALLET
01A00024
fido
CERTIFIED
FIDO2

[1] Source: McKinsey, 2022

Copyright © 2023 IDEX Biometrics ASA. All Rights Reserved.

IDEX

IDEX Biometrics is accelerating globally India 1bn payment cards in circulation, growing at CAGR 19%1 5m merchant terminals 60% market share for RuPay, India’s card payment network Most new cards issued are dual interface, most  new POS terminals support contactless Turkey 265m payment cards in circulation, growing at CAGR 26%2 2m merchant terminals $216bn purchase volume 55% contactless penetration IDEX Biometrics partner with E-Kart Bangladesh 33m payment cards in circulation, digital payments growing at CAGR 19%  4.7m merchant terminals 16% contactless penetration 6.8bn volume of card payments in 2022 60m unbanked adults, 60% of population in need of digital ID solution for financial inclusion pop. in Government financial plan for digital inclusion Largest payment card market in Europe, innovation driven Digital payments and identification for financial inclusion 1 2022–2026, reaching $581.2bn in ‘26; source: Global Data (2023), 2 203-2026, valued at $365.1bn in ’23; source: Global Data (2023)

IDEX Biometrics Go To Market Strategy 1 2 3 4 5 Apr ’22 Market assessment  May ’22 Partnerships: payment network and manufacturer Aug ’22 Manufacturing set-up Jul ’23 Agreements with banks Sep ’23 Biometric card program launch Market Assessment Consumer demand confirmed Card business case Regulatory approval Ecosystem Partnership Payment networks  Manufacturing set-up Solution readiness Banks and Fintechs  Key target segments Consumer value proposition Go-to-market plans Card to Consumers Consumer communication Enrollment solutions Customer Lab Card manufacturers prepared to launch IDEX Pay cards with banks as of September

Regulatory landscape and industry standardization enabling the market Market trends Fraud and hacking of identity a growing concern for governments, enterprises and consumers  Consumers are worried about their data privacy Digital exclusion a growing issue with increasing inequalities Regulatory environment EMVCo standardization for biometric payment performance FIDO Alliance standards for passwordless authentication National Payment Schemes progressing with biometric payments for debit cards Industry standardization Stricter biometric data privacy regulations favoring off cloud/on-device solutions US White House Modernization of Multi-Factor Authentication Symposium with representation from IDEX Biometrics EU Payment Services Directive (PSD3) focus on accessible payments and inclusive authentication solutions

IDEX Biometrics business model 13 Payment and Banking IDEX Biometrics Biometric sensor Biometric system (sensor + software) Certified card solution (incl. COS and applications) Market education; demand creation Card manufacturing partners Resellers Public and Private Services Enterprise/ Gov’t Security IDEX Products 2 IDEX Go To Market 1 3

Add fingerprint via device or mobile phone Add Fingerprint Fast and secure payments in less than a second with biometric authentication Pay Card activation through secure banking channels Activate Card 03 The seamless customer journey of biometric payment cards 02 01

Enabling the future of payments and authentication Production orders received for both payment and access markets IDEX Pay certified solution has accelerated market penetration with 19 card manufactures now coming to market  18 banks and issuers coming to market with IDEX biometric payment solution 9 partners for digital authentication and identity access solutions IDEX is ideally positioned for global scale;  one platform  addressing multiple markets Market Outlook 15 Source: ABI Research (AN-5584) Shipments Biometric Payment Card Shipments 300M 250M 200M 150M 100M 50M 0 2020 2021 2022 2023 2024 2025 2026 ABI Low scenario ABI High scenario IDEX Projection

Summary 03

One integrated and scalable solution – multiple applications  One solution platform Identity Access Protect proprietary assets from cyber attacks, reduce fraud risk Crypto Asset Management  Access and control crypto funds in a highly secure and authenticated way Secure Payments Seamless and faster experience with enhanced security for consumers and merchants Flexible and scalable products, new segment penetration Largest biometric sensor in the industry enabling high performance with lowest power  Biometric software platform with built in security protecting users and minimizing risk of hacking Ready-to-launch and pre-certified card solutions on industry standard APIs

Strong operating leverage in long-term model Target operating model at scale Scalable fabless semiconductor model Long-term goal of 50%+ gross margins Consistent with fabless model Reflects differentiation and solution cost leadership Long-term goal of 30% operating margins Scalable for sustained cash flow Concentrated customer base limits channel expenses Low CapEx and leveraged OpEx  Foundation for strong revenue growth Solid customer base with 19 card manufacturers serving both payments and access Certified card solution enables tier 2 and tier 3 card makers:  Lower barrier to investment enables new manufacturers to access biometric cards Shortens time to market Provides more value per card

Enabling the future of payments and authentication Multi-billion market opportunity 01 Industry leading customer experience 02 Disruptive biometric solution 03 Capturing a market inflection point 04